UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Sale of Telefonica del Peru shares 2

TELEFÓNICA, S.A. (the “Company”), in compliance with the Securities Market legislation, hereby communicates the following
OTHER RELEVANT INFORMATION
Telefónica Hispanoamérica, S.A., a wholly owned subsidiary of Telefónica (“Telefónica Hispam”), has sold today all the shares it holds in Telefónica del Perú S.A.A (“Telefónica del Perú”), representing approximately 99.3% of its share capital, to Integra Tec International Inc. (“Integra”).
In addition, as a part of and within the framework of the same transaction, Telefónica Hispam has sold to the same buyer the financial credit against Telefónica del Perú from the credit facility agreement dated February 14, 2025 mentioned in the communication of Other Relevant Information of the same date, with registration number 32602 (the “Credit”). As provided in the agreement, both parties have committed to maintain available the full amount of the undrawn Credit in favor of Telefónica del Perú, with disbursement to be made partly by Telefónica Hispam and partly by Integra.
Integra has committed to launch a public tender offer for shares to all minority shareholders of Telefónica del Perú, holding approximately 0.7% of its share capital, in accordance with Peruvian securities market regulations.
The signing and closing of the transaction took place simultaneously today.
The purchase and sale price for the shares and the Credit approximately amounts 3.7 million Peruvian soles (approximately, 900 thousand euros at the current exchange date) that it has been established considering the situation of Telefónica del Perú and the context of the agreement reached. In this sense, with regards to the voluntary invocation of the Ordinary Insolvency Procedure filed by Telefónica del Perú, it is hereby informed that, as of today, such process is ongoing, pending approval of INDECOPI.
This transaction is part of the Telefónica Group ’s asset portfolio management policy and is aligned with its strategy of gradually reduce exposure to Hispanoamérica.
Madrid, April 13, 2025.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 13, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors